UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JetPay Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913384103

(CUSIP Number)

Charles E. Glew

Steven M. Michienzi

Flexpoint Fund II, L.P.

Flexpoint Ford, LLC

676 N. Michigan Ave., Suite 3300

Chicago, Illinois 60611

(312) 327-4525

Copy to:

James S. Rowe

Mark A. Fennell, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 913384103	SCHEDULE 13D	Page 2 of 10

1	NAMES OF REPORTING PERSON: Flexpoint Fund II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2377163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,333,300 shares of Common Stock (as defined below) issuable upon conversion of 33,333 shares of Series A Preferred Stock (as defined below).*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on that number of shares of Series A Preferred Stock issued (33,333), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the initial conversion price of $3.00, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 11,529,094 shares of Common Stock outstanding as of the signing of the Purchase Agreement on August 22, 2013, plus an additional 3,333,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The foregoing percentage does not include shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be purchased by Investor pursuant to the Company Call Right and the Investor Option (as more fully described below).

CUSIP No. 913384103	SCHEDULE 13D	Page 3 of 10

1	NAMES OF REPORTING PERSON: Flexpoint Management II, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2370850
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

*	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on that number of shares of Series A Preferred Stock issued (33,333), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the initial conversion price of $3.00, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 11,529,094 shares of Common Stock outstanding as of the signing of the Purchase Agreement on August 22, 2013, plus an additional 3,333,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The foregoing percentage does not include shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be purchased pursuant to the Company Call Right and the Investor Option (as more fully described below).

CUSIP No. 913384103	SCHEDULE 13D	Page 4 of 10

1	NAMES OF REPORTING PERSON: Flexpoint Ultimate Management II, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 26-2360949
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

*	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on that number of shares of Series A Preferred Stock issued (33,333), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the initial conversion price of $3.00, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 11,529,094 shares of Common Stock outstanding as of the signing of the Purchase Agreement on August 22, 2013, plus an additional 3,333,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The foregoing percentage does not include shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be purchased pursuant to the Company Call Right and the Investor Option (as more fully described below).

CUSIP No. 913384103	SCHEDULE 13D	Page 5 of 10

1	NAMES OF REPORTING PERSON: Donald J. Edwards I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): -
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,333,300 shares of Common Stock issuable upon conversion of 33,333 shares of Series A Preferred Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.4%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	The Series A Preferred Stock is convertible into Common Stock. The calculation of shares of Common Stock is based on that number of shares of Series A Preferred Stock issued (33,333), multiplied by $300 (the purchase price per share of the Series A Preferred Stock) and divided by the initial conversion price of $3.00, which is subject to adjustment in certain circumstances.
**	The calculation of the foregoing percentage is based on 11,529,094 shares of Common Stock outstanding as of the signing of the Purchase Agreement on August 22, 2013, plus an additional 3,333,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The foregoing percentage does not include shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock that may be purchased pursuant to the Company Call Right and the Investor Option (as more fully described below).

CUSIP No. 913384103	SCHEDULE 13D	Page 6 of 10

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.001 (“Common Stock”) of JetPay Corporation, a Delaware corporation (“Issuer”), issuable upon conversion of shares of series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”). The address of the office of the issuer is 1175 Lancaster Avenue, Suite 100, Berwyn, PA 19312.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the persons in the following table (collectively, the “Reporting Persons”).

Reporting Persons	Principal Business	Address of Principal Office
Flexpoint Fund II, L.P.	To make private equity investments in securities of public and private companies.	c/o Flexpoint Ford, LLC 676 N. Michigan Ave., Suite 3300 Chicago, Illinois 60611

Flexpoint Management II, L.P.	To act as the general partner of Flexpoint Fund II, L.P.	c/o Flexpoint Ford, LLC 676 N. Michigan Ave., Suite 3300 Chicago, Illinois 60611

Flexpoint Ultimate Management II, LLC	To act as the general partner of Flexpoint Management II, LLC.	c/o Flexpoint Ford, LLC 676 N. Michigan Ave., Suite 3300 Chicago, Illinois 60611

Donald J. Edwards	To act as the sole member of Flexpoint Ultimate Management II, LLC.	c/o Flexpoint Ford, LLC 676 N. Michigan Ave., Suite 3300 Chicago, Illinois 60611

Flexpoint Fund II, L.P. (the “Investor”) is the record owner of 33,333 shares of Series A Preferred Stock, which are convertible at the current conversion price of $3.00 into approximately 3,333,300 shares of Common Stock. The general partner of the Investor is Flexpoint Management II, L.P. (“Flexpoint Management”), of which the general partner is Flexpoint Ultimate Management II, LLC (“Flexpoint Ultimate”). The sole managing member of Flexpoint Ultimate is Donald J. Edwards (“Edwards”). Due to their relationship with the Investor, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, as a result, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock.

Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or findings any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4, 5 and 6 hereof is incorporated herein by reference.

As more fully described in Item 4 hereof, on October 11, 2013 (the “Initial Closing”), the Investor acquired 33,333 shares of Series A Preferred Stock for $9,999,900 (the “Purchase Price”) as contemplated by that Securities Purchase Agreement by and between the Issuer and the Investor, dated as of August 22, 2013 (the “Purchase Agreement”). The Series A Preferred Stock is convertible, subject to the terms and conditions of the Purchase Agreement and the Certificate of Designation of the Issuer governing the Series A Preferred Stock (the “Certificate of Designation”), into approximately 3,333,300 shares of Common Stock at the current conversion price of $3.00. The Purchase Price was solely funded by the Investor.

Item 4. Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof is incorporated herein by reference.

Pursuant to the Purchase Agreement, the Investor acquired 33,333 shares of Series A Preferred Stock for investment purposes (the “Investment”). The proceeds received by the Issuer from the Investment are to be used for the following purposes: (i) up to $6,000,000 shall be used to redeem in full for cash that certain promissory note payable to Ten Lords, Ltd. pursuant to the Loan Agreement, dated as of May 31, 2010 by and among Ten Lords, Ltd., certain predecessors-in-interest of the Issuer and/or its subsidiaries and certain other parties and (ii) the remainder (but in no event less than $4,000,000) shall be used for general corporate purposes.

The Reporting Persons plan to review the Investment on an ongoing basis. Depending on their review and evaluation of the business and prospects of the Issuer and such other factors as they may deem relevant, and subject to the terms of the Purchase Agreement and applicable securities laws, the Investor may acquire additional shares of Common Stock or other securities of the Issuer, may sell all or any part of their Common Stock or Series A Preferred Stock in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), may distribute Common Stock or Series A Preferred Stock to various of its partners or members, including one or more of the Reporting Persons, or may engage in any combination of the foregoing. Subject to applicable law and the terms of the Purchase Agreement, the Investor may enter into hedging transactions or alternative structures with respect to the Common Stock or Series A Preferred Stock. No additional prior notice will be given, except as may be required by law, the terms of the Purchase Agreement or any such transaction. Any alternative that the Investor may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of Common Stock, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

As described below in Item 6, the Investor currently has the right to appoint two directors to the board of directors of the Issuer (the “Board”). As a result of the Investor’s continuing review and evaluation of the business of the Issuer, the Investor may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through its Board representation, participate in the management of the issuer.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a), (b)

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of October 11, 2013, following the consummation of the transactions contemplated by the Purchase Agreement, the Investor is the record owner of 33,333 shares of Series A Preferred Stock, which are convertible at the current conversion price of $3.00 into approximately 3,333,300 shares of Common Stock, representing approximately 22.4% of the outstanding Common Stock, based on 11,529,094 shares of Common Stock outstanding as of the signing of the Purchase Agreement on August 22, 2013, plus an additional 3,333,300 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Due to their relationship with the Investor, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared voting power with respect to the Series A Preferred Stock beneficially owned by the Investor, and as a result, Flexpoint Management, Flexpoint Ultimate, and Edwards may be deemed to have shared beneficial ownership of such shares of Series A Preferred Stock.

(c)

Except as set forth in this Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days involving shares of Common Stock or Series A Preferred Stock.

(d), (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

Purchase Agreement

On August 22, 2013, pursuant to the Purchase Agreement, the Investor agreed to acquire from the Issuer 33,333 shares of Series A Preferred Stock for investment purposes, subject to the satisfaction of certain closing conditions. Pursuant to the Purchase Agreement, within the period of December 1, 2014 and December 29, 2014, the Issuer has the right to require the Investor to purchase up to that number of newly issued shares of Series A Preferred Stock, subject to the satisfaction of certain conditions, having an aggregate purchase price of $10,000,000 (the “Company Call Right”), based on a per share purchase price of $300, which is subject to adjustment in certain circumstances. Furthermore, within the period of October 11, 2013 and October 11, 2016, the Investor has the right to purchase, and the Issuer has the obligation to issue and sell to the Investor, up to that number of newly issued shares of Series A Preferred Stock having an aggregate price, based on a per share price of $300, which is subject to adjustment in certain circumstances, up to an aggregate of, (i) $20,000,000, plus (ii) after the expiration of the Company Call Right (December 29, 2014), the amount by which the Series A Preferred Stock issued to the Investor is less than $10,000,000 (the “Investor Option”). Pursuant to undertakings made in the Purchase Agreement, for as long as the Series A Preferred Stock remains outstanding, the Issuer has agreed to reserve and keep available, free from taxes, liens and charges, the full number of shares of Common Stock issuable upon the conversion of the Series A Preferred Stock.

Certificate of Designation

Pursuant to the terms of the Certificate of Designation, upon any liquidation, dissolution or winding up of the Issuer (whether voluntary or involuntary), each holder of the Series A Preferred Stock will be entitled to a liquidation preference in cash equal to the greater of (i) $600 per share of Series A Preferred Stock and (ii) the amount to which the Investor would be entitled to receive upon such liquidation, dissolution or winding up, if the Investor converted its Series A Preferred Shares into Common Stock, as provided for in the Purchase Agreement and Certificate of Designation (“Liquidation Preference”). Upon a change of control of the Issuer, the holders of the Series A Preferred Stock may require the Issuer to redeem any or all outstanding shares of Series A Preferred Stock at the Liquidation Preference.

The holders of the Series A Preferred Stock may convert shares of Series A Preferred Stock at any time, in whole or in part, into a number of shares of Common Stock equal to the quotient determined by dividing (i) the original issue price of $300 per share of Series A Preferred Stock, by (ii) the conversion price then in effect (“Conversion Price”). The initial Conversion Price is $3.00, but if at any time after the Initial Closing, subject to certain exceptions, the Issuer issues shares of Common Stock or securities convertible or exercisable into Common Stock below the then-applicable Conversion Price, the Conversion Price will be adjusted downward; additionally, pursuant to the Purchase Agreement, the Series A Preferred Stock is also subject to downward adjustment in the case of indemnification claims made by the Investor against the Issuer. This Conversion Price is also subject to customary anti-dilution adjustments.

Holders of the Series A Preferred Stock will be entitled to vote on an as-converted basis upon all matters upon which holders of Common Stock have the right to vote, such votes to be counted together with the Common Stock and not separately as a class. If the Investor meets certain minimum ownership conditions, the holders of a majority of the Series A Preferred Stock then outstanding, voting as a separate class, must approve, among other things, (a) any liquidation, dissolution or winding-up of the Issuer, (b) any amendment to the Issuer’s Certificate of Incorporation or Bylaws that would have a material adverse effect on any rights of the holders of the Series A Preferred Stock and (c) any change to the size of the Board.

The holders of the Series A Preferred Stock are entitled to appoint the number of directors proportionate to their percentage ownership of the total number of shares of Common Stock, on an as-converted bases, which such number was two directors as of the Initial Closing. On October 8, 2013, Donald J. Edwards and Steven M. Michienzi were appointed by the Board, and such appointments became effective upon the consummation of the Initial Closing.

Registration Rights Agreement

The Issuer and the Investor entered in a Registration Rights Agreement, dated as of October 11, 2013 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has granted the Investor certain rights with respect to registration under the Securities Act of the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock (the “Registrable Securities”). The Issuer has agreed to prepare an initial shelf registration statement covering the resale of all Registrable Securities in an offering to be made on a continuing or delayed basis pursuant to Rule 415 of the Securities Act within 75 days after the Initial Closing (“Shelf Filing Date”) and to use its reasonable best efforts to cause the shelf registration statement to be declared effective within 90 days after the Shelf Filing Date. Additionally, in certain circumstances, the Investor is entitled to five long-form registrations and five short-form registrations and certain piggyback registration rights with respect to the resale of the Common Stock issuable upon conversion of the Series A Preferred Stock.

Indemnification Agreements

The Issuer entered into an Indemnification Agreement with each of Donald J. Edwards and Steven M. Michienzi (each, an “Indemnitee”), dated as of October 11, 2013 (the “Indemnification Agreements”). Such agreements provide Donald J. Edwards and Steven M. Michienzi with certain indemnification rights in their capacities as members of the Board. Pursuant to each Indemnification Agreement, subject to certain limitations, the Issuer shall indemnify and hold harmless the Indemnified Party, to the fullest extent permitted by the laws of the State of Delaware, during the period Indemnitee is a director or officer of the Issuer and for a period of six years thereafter and will continue thereafter so long as Indemnitee shall be subject to any Proceeding (as defined in each Indemnification Agreement).

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

1.	Securities Purchase Agreement, dated as of August 22, 2013, among JetPay Corporation (f/k/a Universal Business Payment Solutions) and Flexpoint Fund II, L.P. (incorporated by reference to Exhibit 4.1 to JetPay Corporation’s Current Report on Form 8-K filed on August 23, 2013).

2.	Certificate of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to JetPay Corporation’s Current Report on Form 8-K filed on October 11, 2013).

3.	Registration Rights Agreement, dated as of October 11, 2013, by and among JetPay Corporation (f/k/a Universal Business Payment Solutions) and Flexpoint Fund II, L.P. (incorporated by reference to Exhibit 4.1 to JetPay Corporation’s Current Report on Form 8-K filed on August 23, 2013).

4.	Indemnification Agreement, dated October 11, 2013, between JetPay Corporation (f/k/a Universal Business Payment Solutions) and Steven M. Michienzi. (incorporated by reference to Exhibit 10.1 to JetPay Corporation’s Current Report on Form 8-K filed October 11, 2013).

5.	Indemnification Agreement, dated October 11, 2013, between JetPay Corporation (f/k/a Universal Business Payment Solutions) and Donald J. Edwards. (incorporated by reference to Exhibit 10.1 to JetPay Corporation’s Current Report on Form 8-K filed October 11, 2013).

6.	Schedule 13D Joint Filing Agreement by and among Flexpoint Fund II, L.P., Flexpoint Management II, L.P., Flexpoint Ultimate Management II, LLC and Donald J. Edwards.

CUSIP No. 913384103	SCHEDULE 13D	Page 10 of 10

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

FLEXPOINT FUND II, L.P.

		By:	Flexpoint Management II, L.P.
		Its:	General Partner

		By:	Flexpoint Ultimate Management II, LLC
		Its:	General Partner

Dated: October 21, 2013		By:	/s/ Donald J. Edwards
			Name:	Donald J. Edwards
			Its:	Manager

FLEXPOINT MANAGEMENT II, L.P.

	By:	Flexpoint Ultimate Management II, LLC
	Its:	General Partner

Dated: October 21, 2013	By:	/s/ Donald J. Edwards
			Name:	Donald J. Edwards
			Its:	Manager

FLEXPOINT ULTIMATE MANAGEMENT II, LLC

Dated: October 21, 2013		By:	/s/ Donald J. Edwards
			Name:	Donald J. Edwards
			Its:	Manager

Dated: October 21, 2013		/s/ Donald J. Edwards
Donald J. Edwards